                             musicmusicmusic inc.
                         99 Atlantic Avenue, Suite 100
                       Toronto, Ontario Canada M6K 3J8
                         Telephone No.: (416) 537-2165
                         Facsimile No.: (416) 537-2510

                                                                July 24, 2000

VIA EDGAR
---------

Mail Stop 0409

Ms. Nicole M. Maddrey
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                   Re:  musicmusicmusic inc. Form 10 withdrawal
                        Commission File No. 0-30725
                        ---------------------------

Dear Ms. Maddrey:

     Thank you very much for commenting on the Form 10 of musicmusicmusic inc. (the "Company") filed with the Commission on May 30, 2000, registering the Company's common stock, $.0001 par value per share, under the Securities Exchange Act of 1934, as amended. After consultation with our counsel and our auditors, we do not believe that the Company will be able to comprehensively address the Commission's comments in its letter dated July 7, 2000, within the time frame prescribed by the Commission. Therefore, we respectfully request the Commission to consent to our withdrawal of the Form 10.

     If you have any questions or comments, please contact the Company's counsel, Wuersch & Gering LLP, Telephone Number (212) 509-5050, Facsimile Number
(212) 509-9559, Attention: Travis L. Gering, Esq., or the Company's auditors, KPMG LLP, Telephone Number (416) 777-3490, Facsimile Number (416) 777-8365,
Attention: Gordon Fowler.

     The Company undertakes to promptly address the Commission's comments and refile the Form 10 as soon as possible.

     We appreciate your consideration and response to our request.

                                                Very truly yours,

                                                /s/ Wolfgang Spegg
                                                Wolfgang Spegg
                                                President and
                                                Chief Executive Officer


cc:  Travis L. Gering, Esq. (Wuersch & Gering LLP)
     Gordon Fowler (KPMG LLP)